UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Diamond Resorts International, Inc.
(Name of Issuer)

Common Stock, par value  $0.01
(Title of Class of Securities)

25272T 104
(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

SCHEDULE 13D

CUSIP No. 25272T 104	Page 2 of 4

1.	NAMES OF REPORTING PERSONS Zachary D. Warren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	18,542
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	18,542
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,542
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 75,534,088 outstanding shares of the common stock of the Issuer as of August 4, 2014, as reported by the Issuer in its quarterly report on Form 10-Q, filed August 6, 2014.

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on August 5, 2013 (the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common  Stock”), of Diamond Resorts International, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Stockholders’ Agreement (as described and defined in the Schedule 13D), Mr. Warren entered into an amendment to the Stockholders’ Agreement (“First Amendment to Stockholders’ Agreement”), dated as of August 11, 2014, with the Issuer and other individuals and entities who are stockholders of the Issuer.  Pursuant to the First Amendment to Stockholders’ Agreement, Mr. Warren  has been removed as party to, and released from his obligations under, the Stockholders’ Agreement.  Mr. Warren has ceased to be bound by, or subject to, any of the covenants, terms or conditions of the Stockholders’ Agreement, including but not limited to any and all voting agreements under the Stockholders’ Agreement.  As such, as of August 11, 2014, Mr. Warren is no longer deemed to be a member of a “group,” for purposes of the Exchange Act, with any current or previous party to the Stockholders’ Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The Reporting Person may be deemed to beneficially own, in the aggregate, 18,542 shares of Common Stock, representing approximately 0.02% of the Issuer’s outstanding Common Stock (based on 75,534,088 shares of Common Stock outstanding as of August 4, 2014, as reported by the Issuer in its quarterly report on Form 10-Q, filed August 6, 2014).

(b)  The Reporting Person has sole voting power and sole dispositive power with regard to the 18,542 shares of Common Stock reported in this Schedule 13D.

(c)   Not applicable.

(d)  Not applicable.

(e)  August 11, 2014.

Item 7.	Material to be Filed as Exhibits.

The following document is filed as an exhibit:

1.	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Person on July 18, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 13, 2014
ZACHARY D. WARREN

By:	/s/ Robert Saperstein
Name: Robert Saperstein, attorney-in-fact for Zachary D. Warren